September 13, 2006

Linda Cvrkel
Branch Chief
Mail Stop 3651
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Elbit Systems Ltd. Annual Report on Form 20-F/A for the year ended December 31, 2005 (File No. 000-28998)

Dear Ms. Cvrkel:

Set forth herein are responses of Elbit Systems Ltd. (the “Company”) to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 8, 2006, with respect to the Company’s Form 20-F/A for the fiscal year ended December 31, 2005 (the “Form 20-F”), filed with the Commission on July 6, 2006.

At your request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

Courtesy copies of this letter have been sent to the Staff’s examiners via courier.

Notes to consolidated financial statements, page 10 – General

1.

 We note from a Reuters news article dated May 18, 2006, that Russia has refused to certify the upgrades to certain helicopters. Please tell us and revise future filings as necessary to include disclosures as to the impact that this refusal will have on your results of operations, if significant.

Response:

The Company has performed numerous upgrade programs for helicopters of both eastern and western origin. This includes upgrade programs for helicopters originally of Russian design. As indicated in the Form 20-F in Item 4 (Information on the Company – Current Business Operations – Military Aircraft and Helicopter Systems – Helicopter Upgrade Programs), in December 2005, the Company was awarded an approximately $70 million contract to upgrade MI-24 and MI-17 helicopters for the Bulgarian Air Force.

Under the terms of the contract for the program, the Company is permitted to obtain certification of the upgrade from certification authorities in Bulgaria. Therefore, even though the aircraft was originally of Russian design, certification of the upgrade by Russian authorities is not mandatory for the Bulgarian program. The contract for the Bulgarian program is being performed. The Company and the customer for the program are currently discussing potential changes to the contract schedule and other program matters unrelated to the certification issue, and the Company anticipates that these matters will be mutually agreed.

Certification by non-Russian authorities of upgrades of originally Russian designed aircraft platforms is not uncommon for programs of this nature, and none of the Company’s other helicopter or fixed wing aircraft upgrade programs have in the past or currently require such Russian certification. Therefore, the Company estimates that the issue of Russian certification will not have a significant effect on the Company’s results of operation and will not result in the need to revise future filings.

Acquisitions During 2005

2.

 Given the Company’s acquisitions of a 40% interest in Tadiran Communications during 2004 and 2005, please explain how Elbit Systems portion of Tadiran Communications results of $3.8 million was determined. Also, please explain what the “net effect” of $(11.1) million is supposed to represent as it is unclear from your disclosure on page 72.

Response:

The acquisition of Tadiran Communication Ltd.‘s (“Tadiran”) shares was made in several stages during the last quarter of 2004 and during 2005 as described in Note 1.G of the Company’s 2005 financial statements. The Company reached a 40% interest in Tadiran only at the last quarter of 2005. The Company’s share in Tadiran’s results (before investor’s adjustments according to the equity method) was calculated based on the weighted average holding percentage in Tadiran during each quarter of 2005. Due to the recurring nature of Tadiran’s operations during each quarter, such weighted average calculation would not be materially differ from a calculation of the Company’s share in Tadiran’s results based upon the actual holding percentage at any given time. The weighted average calculation is described in the following table (U.S.$ in millions):

	Q1-2005	Q2-2005	Q3-20005	Q4-2005	2005
Percentage held at the beginning of quarter	4.3%	6.6%	21.3%	26.5%

Percentage acquired during the quarter	2.3%	14.7%	5.2%	13.5%

Percentage held at the quarter end	6.6%	21.3%	26.5%	40%

Weighted average holding percentage(*)	5.7%	18.1%	23.3%	31%

Tadiran results	10.7	13.2	13.5	-7.5

The Company's portion	0.6	2.4	3.1	-2.3	3.8

* The weighted average holding percentage was calculated based on the relevant proportional amount of the interest acquired in the applicable quarter multiplied by the number of days such interest was held in the quarter.

The “net effect” of the $11.1 million loss represents the net equity in losses of Tadiran that were included in the income statement line item “Equity in net earnings (losses) of affiliated companies and partnerships”. This amount includes the Company’s share in Tadiran’s results of $3.8 million in income as discussed above, and the amortization of the investor’s fair value adjustments according to the equity method. In 2005, such amortization included write off of the amount allocated to In Process R&D ($8.5 million) and the amortization of amounts allocated to the inventory ($2 million) and intangible assets ($4.4 million) of Tadiran.

3.

 Please verify why the $3.5 of pre-contract costs relating to duplicated inventories and equipment were accounted for as restructuring costs rather than included as adjustments to the purchase price allocation.

Response:

As mentioned in EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”, costs related to activities or employees of the acquiring company are not considered in the purchase price allocation because the cost of the acquisition is not allocated to the assets and liabilities of the acquiring company as discussed in Technical Bulletin 85-5.

The pre-contract costs relating to inventories and equipment written off represent inventory and equipment that existed in the Company (i.e. the acquirer) at the time Elisra was acquired and that became redundant due to advanced technology that existed at Elisra and which would be used in place of the Company’s own technology. Since the assets written off were related to the acquirer they were included in the Company’s results and not as an adjustment to the purchase price allocation.

Note 1. General – G. page 12

4.

 In future filings, please revise Note 1.G to include disclosure of the primary reasons for the Tadiran acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141. Additionally, in future filings, please revise your disclosure of the purchase price allocation to show how the total purchase price for each step of the acquisition was allocated to the major categories of assets and liabilities acquired, as opposed to showing only the allocation of the excess purchase price to intangible assets and goodwill. Refer to the guidance outlined in paragraph 51e of SFAS No. 141. The disclosures provided in Note 1.H. with regards to the acquisition of Elisra should be similarly revised.

Response:

In future filings we will so revise Note 1.G with respect to the Tadiran acquisition and purchase price allocation. We will also revise in future filings Note 1.H with regards to the Elisra acquisition. The Notes will be revised in accordance with the disclosure requirements in SFAS 141 paragraphs 51b and 51e.

Note 7. Compensation Receivables in Respect of Fire Damage, page 36

5.

 Please explain why you believe it is appropriate to reflect a receivable in your financial statements for amounts aggregating $25,884 from your insurer when it appears this amount is subject to a dispute with your insurance company. As part of your response, please explain why you do not believe this amount represents a gain contingency pursuant to paragraph 17 of SFAS No. 5 which should not be recognized in your financial statements until realized. Please note that in accordance with the guidance outlined in paragraph 140 of SOP 96-1, the existence of pending litigation surrounding the collection of this claim provides a rebuttable presumption that the realization of this claim is not probable. Please explain in detail why you believe the collection of this claim is probable. Also, explain how the amount recognized for this claim was classified in your statement of operations. We may have further comment upon receipt of your response.

Response:

A. $25.9 million Recorded as a Receivable

The fire occurred at the manufacturing facilities of Elisra Electronic Systems Ltd.‘s (“Elisra”) subsidiaries Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. (the “Subsidiaries”) prior the acquisition of Elisra’s shares by the Company. Elisra and the Subsidiaries are referred to as the “Elisra Group”. The fire caused damage to equipment, building, inventory and work in progress. The book value of the equipment, inventory and costs incurred in the work in progress damaged by the fire, together with the costs of repairing the buildings and other assets, was approximately $36 million. Through December 31, 2005, advances were received from the insurance company in the aggregate amount of approximately $10 million, and therefore a net amount of $25.9 million was recorded as a receivable in Elisra’s books prior to its acquisition by the Company. This amount does not represent a contingent gain according to paragraph 17 of SFAS No. 5 since, as explained above, the recognition of the receivable did not result in a gain.

The claim submitted by the Elisra Group to the insurance company (which is based on the terms of the insurance policy) also includes a demand for consequential damages along with other damages that the Elisra Group believes are covered by the insurance policy. Therefore, the total amount of the claim is much higher than the asset recorded in the balance sheet.

The Elisra Group is pursuing legal action in order to receive the insurance amounts and submitted a claim to the District Court of Tel-Aviv against the insurance company and its assessors, in the aggregate amount of approximately $96 million (representing total damages of approximately $106 million less the advance received). Also, the Elisra Group filed a motion for partial summary judgment for an amount of approximately $23 million, which based on preliminary evidentiary findings, the Elisra Group believes, is not in dispute. Together with interest, such amount as of the acquisition date was approximately $26 million.

It is common practice in Israel that insurance litigation of this nature can continue for an extended period. During the course of this litigation, at the court’s request, the parties referred the matter to a mediator, which suspended the court proceedings, including the motion for partial summary judgment. The mediation did not result in a determination. Therefore the matter is currently being remanded to the court, and the Elisra Group intends to reassert the motion for partial summary judgment as well as to actively pursue the entire claim.

Elisra’s management estimated, based on the opinion of its legal advisors, that it is probable that the Elisra Group will receive compensation from the insurance company in an amount at least equivalent to the receivable currently recorded as an asset in the financial statements. Pursuant to paragraph 8 in FAS 5, as this amount is probable to be received, Elisra did not record a loss in respect of the fire at the time the fire occurred. In addition, Elisra did not record any future gain to be realized pursuant to paragraph 17 of SFAS 5.

Under the agreement for the purchase of the Elisra shares, the Company agreed to pay to the seller, Koor Industries Ltd. (“Koor”), a portion of the consideration to be received from the insurance company under the fire damage insurance claim. As part of the allocation of Elisra’s acquisition cost, the Company allocated an amount of $15.5 million to the insurance company receivable (net of $10.4 million to be paid to Koor in the event that $25.9 million is collected from the insurance company). This amount was determined based on the guidance in paragraph 40 of FAS 141 relating to pre-acquisition contingencies.

During the allocation period, the fair value of this contingency (i.e. the insurance company claim) could not have been determined by the Company. However, as described above, at the time of the acquisition it was probable, based on the opinion of Elisra’s legal advisors that an asset existed in respect of the fire damage insurance claim. Moreover, the opinion of Elisra’s legal advisors was found to be reasonable by the Company’s legal advisors. Therefore, the Company estimated the amount of the receivable in respect of the fire damage insurance claim in the amount that the Elisra Group believes, based on preliminary evidentiary findings, is not in dispute, which as mentioned above amounted to approximately $26 million at the acquisition date. The Company deducted from the $26 million the amount to be paid to Koor in the event that $26 million will be collected from the insurance company (i.e. $10.4 million) and recorded as part of the purchase price allocation an asset (i.e. the receivable) of approximately $15.5 million.

B. Classification of Claim in Statement of Operations

The receivable in respect to the compensation from the claim by the Elisra Group against the insurance company relating to the fire damage was part of the assets acquired by the Company in the acquisition of Elisra in the last quarter of 2005. As such, no amount related to this claim was included in the Company’s statements of operations.

Note 10. Intangible Assets, page 39

6.

 Please revise the notes to your financial statements in future filings to include an analysis of the changes in goodwill that occurred during the periods presented in your consolidated balance sheets. Refer to the requirements of paragraph 45c of SFS No. 142.

Response:

In future filings we will so revise the notes of the Company’s financial statements to include an analysis of the changes in goodwill that occurred during the periods presented in the consolidated balance sheets.

Note 17 – Commitments and Contingent Liabilities, page 51

7.

 Please tell us and explain in Note 17 how you accounted for the put option with respect to Kinetics outstanding shares that was held by three founding employees prior to its expiration on December 31, 2005. If no accounting recognition was required with respect to this put option, please explain your basis for this conclusion.

Response:

The Company accounted for the put option with respect to Kinetics in accordance with EITF 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary” until July 1, 2003 and from such date pursuant to the provisions of SFAS 150. Both pursuant to EITF 00-6 and FAS 150 the put option written by the Company in respect of Kinetics shares should be carried at fair value with changes in fair value recognized in earnings. Throughout the period since the put option came into effect and until its expiration date the fair value of the option was not material to the Company’s balance sheet and results of operations. As of December 31, 2004 the fair value of the Kinetics option was approximately $150,000, and as of December 31, 2005 the option was expired. Accordingly, the put option was not recognized in the Company’s financial statements.

Form 6-K for the Month of March 2006, filed March 16, 2006

8.

 We note several non-GAAP measures used in the earnings release such as net income, gross profit margin and diluted earnings per share excluding one-time charges such as IPR&D and write-offs relate to the purchase of Elisra shares. Please note that these non-GAAP measures must be displayed with equal prominence of the most directly comparable GAAP measure and reconciled to the most comparable measure under U.S. GAAP. Revise future filings to incorporate the reconciliations and disclosures. Refer to Regulation G, Item 100(a).

Response:

In future filings, if non-GAAP measures are included, the Company will so incorporate the reconciliations and disclosures with respect to non-GAAP measures as required. It should be noted that consistent with the Staff’s comment the Company omitted these non-GAAP measures in its Form 20-F for fiscal year 2005.

Please feel free to contact the undersigned at 011-972-4-8316663 if you have any questions about this letter.

Sincerely,

/s/ Joseph Gaspar
Joseph Gaspar
Corporate Vice President and
Chief Financial Officer

cc:	Heather Tress,
U.S. Securities and Exchange Commission

Henry I. Rothman, Esq.
Troutman Sanders LLP

Ilan Gizbar
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

David Block Temin
Ilan Pacholder
Elbit Systems Ltd